David S. Hunt, P.C.

July 2, 2021	David S. Hunt

Via Electronic Submission	+1 801 355 7878 (t)
+1 801 906 6164 (f)
dh@hunt-pc.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Edwin Kim

Re:        Acquired Sales Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 2, 2021

File No. 333-232985

Ladies and Gentlemen:

On behalf of Acquired Sales Corp. (the “Company”), this letter is being submitted in response to the comments contained in the letter dated June 28, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Gerard M. Jacobs, the Company’s Chief Executive Officer, relating to the Registration Statement on Form S-1 (the “Registration Statement”).  Today, the Company filed its fourth amendment to the Registration Statement. The responses set forth below are based upon information provided to me by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.  We have provided a redlined copy with this correspondence for more efficient review by the Staff of changes reflected in this amended Form S-1. We advise you as follows:

Amendment No. 3 to Registration Statement on Form S-1

Notes to the Consolidated Financial Statements

Note 1 - Basis of Presentation and Significant Accounting Policies

Revenue

Disaggregation of Revenue, page 104

1. Your disclosures indicate that you have sales of raw materials to customers, sales of products to private label clients, and sales of products to wholesalers, distributors, and end users. Please tell us your consideration of providing disaggregation of revenue by each of these types of customers. Refer to ASC 606-10-55-91(c).

Response:  We have considered providing disaggregation of revenue by information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments, such as type of good, geographical region, market or type of customer, type of contract, contract duration, timing of transfer of goods, and sales channels. However, due to the rapidly evolving nature of our industry, we are constantly launching new products to stay ahead of trends, finding new sales channels, initiating new distribution networks and modifying the prices of our products. As such, we do not believe that the disaggregation of revenue any further than what we currently disclose (such as the location and general types of customers) would provide any helpful disclosure to the market. The company will continue to measure its internal metrics, and as our business and revenue streams develop more reliable or consistent trends, we will consider providing additional disaggregation of revenue disclosures.

Note 5 - The Company's Investments , page 110

2. We have reviewed your response to prior comment 4. We note you continue to state here and on page 148 that you perform an annual impairment assessment. We repeat our prior comment to tell us your consideration of the guidance in ASC 321-10-35-3, that at each reporting period, an entity that holds an equity security shall make a qualitative assessment of impairment.

Response:  At each reporting period, we make a qualitative assessment considering impairment indicators to evaluate whether our investments are impaired. Factors that we would consider indicators of impairment include: (1) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, (2) a significant adverse change in the regulatory, economic, or technological environment of the investee, (3) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, (4) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment, and (5) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. Up to the date of this letter, none of the above the above factors have been applicable to our investments. We will revise our disclosures in future filings to make our reporting in future periods clearer.

Exhibits

3. Please file your Lease Agreement for your Kenosha facility and the $3,750,000

Promissory Note as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Lease Agreement for the Kenosha facility was previously filed in the Form 8-K on December 22, 2020 as Exhibit 10.58 as “Lease From 95th Holdings, LLC Landlord to Lifted Liquids, Inc. Tenant.” The $3,750,000 Promissory Note was previously filed in the Form 8-K on January 8, 2020 as Exhibit 10.56 D as “Promissory Note.”

General

4. We note in your Form 8-K furnished on June 21, 2021, that you signed letters of intent to acquire Savage Enterprises, Premier Greens LLC and MKRC Holdings, LLC. Please

provide us with a comprehensive analysis that specifically addresses (i) the remaining steps to complete the merger, (ii) whether the assets and assumed liabilities to be acquired meet the definition of a business, (iii) significance of the acquiree and (iv) whether the consummation of the business acquisition is probable. Refer to Rule 8-04 of Regulation

S-X. Please also address the need for pro forma financial information pursuant to Rule 8-

05 of Regulation S-X.

Response:   In response to the Staff’s comment, we have amended the S-1 to provide information regarding the proposed Savage Enterprises, Premier Greens LLC and MKRC Holdings, LLC transactions that integrate much of the disclosures in our June 21, 2021 current report on Form 8-K. In response to items (ii) and (iii) of the Staff’s comments, the assets and assumed liabilities proposed to be acquired do meet the definition of a business and (iii) the target acquiree(s) would constitute a significant subsidiary as defined by 17 CFR § 210.1-02(w). However, at this juncture and as described in our Form 8-K furnished on June 21, 2021, there are a number of contingencies necessary to complete the transactions. Given these hurdles, along with the fact that historically several of the Company’s proposed acquisitions have not closed, such as the proposed acquisitions of Aggregated Marketing Platform Inc., Processing for a Cause Inc., Sports 1 Marketing, and CBD Lion, the Company does not believe that characterizing the proposed subject acquisitions as “probable” is warranted at this point in time. As a result, the Company does not believe that pro forma financial information pursuant to Rule 8-05 of Regulation S-X of Savage Enterprises, Premier Greens LLC and/or MKRC Holdings, LLC to be required or appropriate at this time. In the event that the acquisition becomes probable, the Company will revisit the requirements of Rule 8-05 of Regulation S-X and 17 CFR § 210.3-05.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (801) 355-7878.  Thank you for your assistance.

Very truly yours,

/s/ David S. Hunt
David S. Hunt

cc:          Ryan Rohn, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

Gerard M. Jacobs, Acquired Sales Corp.

William C. Jacobs, Acquired Sales Corp.

Encl.